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                                                                         UNIPROP
                                               MANUFACTURED HOUSEING INCOME FUND
                                                               280 Daines Street
                                                                       Suite 300
                                                            Birmingham, MI 48009

May 4, 2005

United States
Securities and Exchange Commission
Daniel Gordon, Accounting Branch Chief
Washington D.C. 20549

Dear Sir,

Attached is the submission of form 10-KA for Uniprop Manufactured Housing Income Fund. Per your request dated April 25, 2005, we have included the exact form currently set forth in Item 601(b) (31) of Regulation S-K. Certification of the current CEO/CFO is included on the regulation form with this submission.

The company is responsible for the adequacy and accuracy of the disclosure in the filing. We are aware staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Joel Schwartz
Chief Financial Officer of Uniprop, Inc.